EDUCATION REALTY TRUST, INC.
AMENDMENT NO. 1 TO
AMENDED AND RESTATED BYLAWS

WHEREAS, Education Realty Trust, Inc., a Maryland corporation (the “Corporation”), has heretofore adopted Amended and Restated Bylaws of the Company effective February 18, 2009 (the “Bylaws”);

WHEREAS, the Corporation desires to amend the Bylaws in the manner set forth below;

NOW, THEREFORE, Article II, Section 7 and Article II, Section 12 of the Bylaws are hereby amended and restated to read in their entirety as follows:

Section 7. Voting.  Other than for the election of directors, if a quorum exists, action on a matter by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the Charter or the Maryland General Corporation Law require a greater number of affirmative votes. A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the Charter and these Bylaws, to the extent applicable, and applicable law and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Corporation first mails its notice of meeting for such meeting to the stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Section 12. Provisions of Maryland Anti-Takeover Laws. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitles 6 and 7 of the Maryland General Corporation Law (or any successor statutes) shall not apply to any business combination involving the Corporation with any person or any acquisition by any person of shares of stock of the Corporation.  Notwithstanding any other provision of these Bylaws or the Maryland General Corporation Law to the contrary, this Section 12 may not be repealed, in whole or in part, at any time, without the affirmative vote of a majority of the votes cast on the matter by the holders of shares of the Corporation’s common stock present and voting at a duly held meeting of the stockholders of the Corporation.

IN WITNESS WHEREOF, this Amendment No. 1 to the Bylaws of Education Realty Trust, Inc. has been duly adopted by the Board of Directors of the Corporation as of this 20th day of August, 2014.

/s/ Elizabeth L. Keough____________________
Elizabeth L. Keough, Secretary